JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

July 14, 2006

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Denarii Resources Inc.
Registration Statement on Form SB-1
Filed June 27, 2006, amended July 12, 2006
File No. 333-135354

Dear Mr. Reynolds and Ms. Walker,

In response to your letter dated June 30, 2006, Denarii Resources Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

Comments

Exhibit 23.1 – Accountant’s consent

     1. We have amended the filing to include the appropriate consent of the accounting firm.

Signatures

     2. We have amended the filing to include an updated signature for our Executive Officer and Director.

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.